UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 27)*

The Boston Beer Company, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

100557107

(CUSIP Number)

Calendar Year 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☐	Rule 13d–1(c)

☒	Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 100557107	Page 2 of 6 Pages

(1)	Names of reporting persons: C. James Koch
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: U.S.A.

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 2,235,692
	(6)	Shared voting power: 0
	(7)	Sole dispositive power: 2,084,152
	(8)	Shared dispositive power: 0

(9)	Aggregate amount beneficially owned by each reporting person: 2,271,472
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9): 18.40%
(12)	Type of reporting person (see instructions): IN

Page 3 of 6 Pages

FOOTNOTES

The aggregate amount of shares beneficially owned by the Reporting Person includes 2,068,000 shares of Class B Common Stock, which are immediately convertible to Class A Common Stock at the Reporting Person’s election.

Item 1(a) Name of issuer: The Boston Beer Company, Inc.

Item 1(b) Address of issuer’s principal executive offices:

One Design Center Place

Suite 850

Boston, MA 02210

2(a) Name of person filing:

C. James Koch

2(b) Address or principal business office or, if none, residence:

The Boston Beer Company, Inc.

One Design Center Place

Suite 850

Boston, MA 02210

2(c) Citizenship:

U.S.A.

2(d) Title of class of securities: Class A Common Stock

2(e) CUSIP No.: 100557107

Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,274,753

(b) Percent of class: Mr. Koch beneficially owns 18.11 percent of the Issuer’s Common Stock. In addition, Mr. Koch could be deemed to be a beneficial owner, for purposes of this Schedule 13G, of an additional 35,780 shares of Class A Common Stock of the Issuer. Beneficial ownership of such shares would constitute beneficial ownership of an additional 0.29 percent of the Issuer’s Class A Common Stock.

Page 5 of 6 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,235,692

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 2,084,152

(iv) Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2023	Signature:	/s/ C. James Koch
		Name:	C. James Koch
		Title:	Chairman & Founder